

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
100 F Street, NE
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

December 4, 2007

Mr. Howard Herman
Chief Financial Officer
Visual Management Systems, Inc.
1000 Industrial Way North, Suite C
Toms River, New Jersey 08755

> **Re: Visual Management Systems, Inc.**
> **Response Letter Dated October 26, 2007**
> **File No. 333-133936**

Dear Mr. Herman:

We have reviewed your response letter and have the following comments. We have limited our review of your filings to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 8-K/A filed October 26, 2007

Pro Forma Financial Statements

1.   We note from your response to prior comment number three that Exhibit 99.3 was intended to give "effect to the reverse merger between a wholly owned subsidiary of Visual Management Systems, Inc. (formerly Wildon Productions Inc.) and Visual Management Systems Holding, Inc." We further note that you re-filed the Form 8-K on October 26, 2007. Based on the pro forma information you provided for the recapitalization of Visual Management Systems, Inc. (formerly Wildon Productions Inc.), please address the following:

Pro Forma Consolidating Balance Sheet at February 28, 2007

- We note your disclosure that indicates that you believe that this transaction is a reverse merger. Please explain why you believe it is a reverse merger and should be accounted for at fair value rather than a recapitalization which is accounted for at historical cost.

- Explain in greater detail the nature of the pro forma adjustment to increase Intangibles by $706,374 on the consolidating balance sheet.

- Please explain how the pro forma adjustments you recorded to determine pro forma equity reflect the following adjustments generally recorded under a recapitalization. Please advise.

  o Reversal of the accounting acquirer's par value equity to reflect the number of common shares of the accounting target;
  o Issuance of the shares to effect the recapitalization;
  o Elimination of the accounting target's additional paid-in capital and retained earnings/accumulated deficit, and
  o Any residual difference charged to additional paid-in capital unless the accounting target had a negative equity position, in which case the amount of the net liability would be charged directly to the accumulated deficit.

- Please explain the relevance of the fair value of the assets acquired and liabilities assumed of Wildon Technologies, Inc. given the treatment of the transaction between Wildon Technologies, Inc. and Visual Management Systems Holding, Inc.

Form 8-K filed on July 23, 2007

Pro Forma Consolidating Balance Sheet at May 31, 2007

- Please explain why the pro forma adjustments have not been included in the tabular presentation of the pro forma balance sheet.

- Please explain the relevance of the fair value of the assets acquired and liabilities assumed of Wildon Technologies, Inc. given the treatment of the transaction between Wildon Technologies, Inc. and Visual Management Systems Holding, Inc. as a recapitalization.

Form 10-QSB for the Fiscal Quarter Ended September 30, 2007

Controls and Procedures

2.   You state that there were no "significant changes" in your internal control over
        financial reporting. Please note that Item 308(c) of Regulation S-B requires that
        you disclose any change in your internal control over financial reporting
        identified in connection with the evaluation required by paragraph (d) of
        Exchange Act Rules 13a-15 or 15d-15 that occurred during the fourth fiscal
        quarter that has "materially affected, or is reasonably likely to materially affect,
        the small business issuer's internal control over financial reporting." See also
        Regulation S-B, paragraph 4(d) of Exhibit 31. Please review your disclosure and
        revise as appropriate.

Closing Comments

        As appropriate, please respond to these comments within 10 business days or tell
us when you will provide us with a response. Please furnish a cover letter with your
letter that keys your responses to our comments and provides any requested information.
Detailed cover letters greatly facilitate our review. Please understand that we may have
additional comments after reviewing your responses to our comments.

        You may contact Jennifer O'Brien at (202) 551-3721 if you have questions
regarding comments on the financial statements and related matters. Please contact me at
(202) 551-3683 with any other questions.

                                        Sincerely,

                                        Jill S. Davis
                                        Branch Chief